                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 (FEE REQUIRED)
     For the fiscal year ended  NOVEMBER 30, 1993

                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from ______________ to ______________

                         COMMISSION FILE NO. 1-6018

     A.  FULL TITLE OF THE PLAN:

                    Retirement Savings Plan for Employees of
                      Tokheim Corporation and Subsidiaries

     B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE
         PLAN AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

                              Tokheim Corporation
                             10501 Corporate Drive
                           Fort Wayne, Indiana  46801
                                 (219) 423-2552

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.


                                            Retirement Savings Plan for the
                                            Employees of Tokheim Corporation
                                            and Subsidiaries


Date:  May 27, 1994                    By:  Jess B. Ford
                                            -------------------------------
                                            Vice President, Finance, Secretary,
                                            and Chief Financial Officer

               INDEX OF FINANCIAL STATEMENTS
                AND SUPPLEMENTAL SCHEDULES


                                                           Page
                                                           Number

Report of Independent Public Accountants...................   5

Financial Statements:

     Statement of Net Assets Available for Plan
         Benefits as of November 30, 1993 and 1992.........   6

     Statement of Changes in Net Assets Available
         for Plan Benefits for the years ended
         November 30, 1993, 1992, and 1991.................   7

     Notes to Financial Statements.........................  8-15


Supplemental Schedules:

     Item 27a - Assets Held for Investment Purposes
        as of November 30, 1993............................ 16-17

     Item 27d - Reportable Transactions for the year
        ended November 30, 1993............................  18

                   TOKHEIM CORPORATION AND SUBSIDIARIES
                     CONSENTS OF EXPERTS AND COUNSEL
                             NOVEMBER 30, 1993

                    CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Tokheim Corporation on Form S-8 (File No. 1-6018) of our report dated May 6, 1994, on our audits of the financial statements and financial statement schedules of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as of November 30, 1993 and 1992, and for the years ended November 30, 1993, 1992, and 1991, which report is included in this Annual Report on Form 11-K.


COOPERS & LYBRAND

Fort Wayne, Indiana
May 27, 1994

                             RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                            OF TOKHEIM CORPORATION AND SUBSIDIARIES

                                       --------------------

                            Report on Audit of Financial Statements

                    For the years ended November 30, 1993, 1992, and 1991

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Employee
 Benefits Committee of the
 Retirement Savings Plan
 for Employees of Tokheim
 Corporation and Subsidiaries.



We have audited the financial statements of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as listed in the accompanying index on page 1. These financial statements are the responsibility of the Plan's management (Tokheim Corporation, "the Company"). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of November 30, 1993 and 1992, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

As discussed in Note 10 to the Financial Statements, the plan changed its method of accounting for benefit payments.


COOPERS & LYBRAND

Fort Wayne, Indiana
May 6, 1994.

                  RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                 OF TOKHEIM CORPORATION AND SUBSIDIARIES
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    AS OF NOVEMBER 30, 1993 and 1992


                                 ASSETS

                                                  1993               1992
                                                  ----               ----
Cash                                           $  61,127          $      633

Receivables
    Contributions
       Participants                                1,450              16,379
       Employer                                  591,649             457,909
    Interest                                     729,175             588,542
                                               1,322,274           1,062,830
Investments, at fair value
    Loans to participants                        210,729             189,153
    Tokheim Corporation Common Stock           2,849,381           1,914,589
    Tokheim Corporation Preferred Stock       21,210,800          22,991,900
    Marketable securities and other            1,273,042           1,266,037
                                              25,543,952          26,361,679

Guaranteed investment contracts, at
    contract value                             8,505,541           9,237,454
         Total Investments                    34,049,493          35,599,133

         Total Assets                         35,432,894          36,662,596

                                LIABILITIES

Notes payable                                 19,205,951          21,280,157
Withdrawal and termination distributions
    payable                                                        2,648,672
Interest payable                                  13,959              21,486
         Total Liabilities                    19,219,910          23,950,315

Net assets available for plan benefits       $16,212,984         $12,712,281

The accompanying notes are an integral part of the financial statements

                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
           FOR THE YEARS ENDED NOVEMBER 30, 1993, 1992, and 1991


                                            1993         1992           1991
                                            ----         ----           ----
Additions
    Participants' contributions        $ 1,742,979   $ 1,996,690   $ 2,019,218
    Employer contributions               1,997,122     2,006,837     1,796,601
    Interest income                        831,399       909,956       707,203
    Dividend income                      1,700,770     1,898,019     1,993,019
    Net appreciation (depreciation)
       in fair value of investments      1,365,996     (552,016)     (924,574)
    Transfers from other plans             179,473       49,276      3,659,552

                                         7,817,739     6,308,762     9,251,019

Deductions
    Withdrawal and termination
       distributions                     5,372,508     5,394,091     2,887,374
    Interest expense                     1,592,117     1,710,634     1,869,732
    Other expenses                           1,083        36,506

                                         6,965,708     7,141,231     4,757,106

    Net additions (deductions)             852,031     (832,469)     4,493,913

Net assets available for plan
    benefits, beginning of year         12,712,281   13,544,750      9,050,837

Adjustment for change in accounting
    principle                            2,648,672

Net assets available for plan
    benefits, end of year              $16,212,984   $12,712,281   $13,544,750

The accompanying notes are an integral part of the financial statements.

                   NOTES TO FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT TRANSACTIONS AND VALUATIONS - Purchases and sales of securities are accounted for as of the trade date. Gains and losses, if any, which are realized upon the sale of securities are calculated by the average-cost method. Investments are carried at fair values which are based upon published market quotations, if available, and, if not available, upon amounts estimated by the Trustee to be realizable by comparison with securities having similar ratings, yields and maturities. Investments in the Fixed Fund, which are comprised primarily of guaranteed investment contracts, are carried at contract value. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. See Note 3 regarding the valuation of preferred stock.

The Plan presents in the Statement of Changes in Net Assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

ADMINISTRATIVE EXPENSES - Costs of administering the Plan are borne by the Company.

2. DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

PARTICIPANT CONTRIBUTIONS - Participants may elect to contribute 1% to 11% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Trustee as each payroll is processed and are allocated to each participant's before-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 25% (5% after November 30, 1993) in any one or more of the investment funds.

COMPANY CONTRIBUTIONS - The Plan provides a retirement (base) contribution of 1.5% of salary to all participants in the Plan and a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of contributions depending on the performance (as defined by the Plan) of the Company. In addition, the Company is required to allocate to participants' accounts any excess benefit which may result when the value of shares released is greater than the benefit to be provided by the matching contribution and the retirement contribution. Preferred shares are released as payments are made to reduce the Notes Payable to purchase preferred stock.
At November 30, 1993, 244,129 shares had been released and allocated to participants' accounts and 604,303 shares remained encumbered. Base and matching contributions are allocated to each participant's account as of the end of each quarter. They are invested in the preferred stock of the Company in the Preferred Stock ESOP.

In addition, as payments are made to reduce the Note Payable to purchase common stock these common shares are released. At November 30, 1993, 103,002 shares had been released and allocated to participants' accounts and 65,067 shares remained encumbered. The shares released are allocated to participants' accounts at the end of each plan year.

CONTRIBUTION LIMITATIONS - The Plan Agreement also provides certain limitations on the amount of annual additions to the accounts of participants and the amount of Company contributions in any Plan year. Participants should refer to the plan agreement for a more complete description of limitations on contributions.

INVESTMENT FUNDS - Following are descriptions of the investment funds into which participants may elect to have their contributions invested:

Company Stock Fund - which is invested in the common stock of Tokheim Corporation.

Equity Fund - which is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

Fixed Fund - which is invested in guaranteed investment contracts
(GICs) or in a collective income fund which invests in GICs and similar investment vehicles.

Money Market Fund - which is invested in high quality money market instruments.

Beginning December 1, 1993, participants may elect to have their contributions invested in a Balanced Fund, which consists of investments in a combination of common stocks, fixed income investments, certificates of deposit, and guaranteed investment contracts.

VESTING - Participants are at all times fully vested in their contributions and the Company matching contributions. The 1.5% retirement contribution has a vesting period requirement of five years.

WITHDRAWALS - Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive his/her interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after-tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable as of the valuation date coincident with or next preceding the date of termination of employment plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions will be made in a lump sum as soon as is practicable after termination of employment.

The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

3. TOKHEIM CONVERTIBLE PREFERRED STOCK

During July, 1989, the Plan Trust borrowed $24,000,000 and used those proceeds to purchase $24,000,000 of Tokheim Corporation convertible preferred stock. The preferred stock was priced at a liquidation value of $25 per share, and 960,000 shares were purchased. The dividend rate of the shares is 7.75%. During the current fiscal year, 81,172 shares were allocated to participants at a value of $2,029,300. During the previous years, 274,525 shares were allocated to participants at a value of $6,863,125. In future years approximately 8% of the total amount of shares will be allocated to participants annually.

The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustees of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of ERISA and the regulations thereunder. The last day of each plan year is designated to be the ESOP valuation date. An independent appraisal determined the liquidation value to be $25 per share at November
30, 1993. The preferred shares are redeemable at the option of the Company at a price of $26.16 per share in fiscal year 1994, decreasing by $0.20 per share each year thereafter to a redemption price of $25.00 per share in fiscal 2000. The shares are not traded on an open market and, as such, the liquidation value is considered to be the market value. The preferred stock has been used to fund the matching and retirement contributions in the Plan.

4. NOTES PAYABLE

The Trust for the Plan has entered into the following debt agreements to purchase company securities for investment by the participants:

NOTES PAYABLE TO PURCHASE PREFERRED STOCK - The Trust borrowed $24,000,000 in July 1989 at a variable interest rate payable over 12 years. The outstanding principal balance at November 30, 1993, was $17,533,000 at a rate of 8.2%. Quarterly principal payments are $437,000 to $760,000 through 2001 and are payable on the last day of each quarter.

NOTE PAYABLE TO PURCHASE COMMON STOCK - The balance of this note at November 30, 1993, was $1,673,000. Interest is payable quarterly at the prime rate, which was 5.5% at November 30, 1993. Principal payments are $303,000 to $484,000 through 1997 and are made on an annual basis.

The Company has guaranteed both of the above borrowings. Debt payments will be funded by dividends received on shares and Company contributions. Aggregate scheduled maturities of the above notes payable during the ensuing five years equal $2,230,766, $2,399,282, $2,580,624, $2,565,810, and $2,442,486, respectively.

5. PARTICIPANTS

The following table sets forth the number of participants at year end by fund type for fiscal years 1993 and 1992:

                                         1993          1992
                                         ----          ----
Fixed Fund                                944         1,003
Equity Fund                               227           238
Common Stock Fund                         203           215
Money Market Fund                         142           152
The Common Stock ESOP                   1,237         1,121
The Preferred Stock ESOP                1,249         1,237

The total number of participants in the Plan was 1,249 and 1,237 at November 30, 1993 and 1992, respectively. This was less than the sum of the number of participants shown above because many were participating in more than one fund.

6. TAX STATUS

Tokheim Corporation received a tax determination letter from the Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

7. PLAN TERMINATION

Tokheim Corporation has not expressed any intent to discontinue its contributions. If there should be such a discontinuance resulting in termination of the Plan, it would be subject to provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and the net assets of the trust (after reduction of any expenses or taxes chargeable against the trust) would be allocated among the participants and beneficiaries of the Plan in the order specified by ERISA.

8. TRANSFERS FROM OTHER PLANS

On January 1, 1991, substantially all union employees participating in the Company's collectively bargained plans became eligible to participate in the Plan. The Company transferred these participants' assets totaling $1,136,000 into the Plan in November 1991.

In March 1991, approximately $2,365,000 was transferred into the Plan in connection with the termination of the Tokheim Salaried Pension Plan. The remaining amount of transfers in 1991, as well as the transfer from other plan amounts in 1992 and 1993, principally represent rollovers from other plans in connection with newly hired employees.

9. INVESTMENTS

The following individual investments exceed five percent of total net assets:

Tokheim Corporation Common Stock                $ 2,849,381

Tokheim Corporation Convertible Preferred Stock  21,210,800

Massachusetts Capital Development Fund              961,931

Guaranteed Investment Contracts:
      Lincoln National Life Insurance Company
      8.81% due May 1, 1994                         885,774
      9.46% due May 1, 1995                       1,026,702
      9.56% due May 1, 1995                       2,072,110
      8.20% due May 1, 1996                       2,008,001

      Allstate Life Insurance Company
      8.54% due May 1, 1997                       1,587,426
      7.45% due July 31, 1998                       925,527

10.  ACCOUNTING FOR BENEFIT PAYMENTS

Effective December 1, 1992, the Plan changed its method of accounting for benefit payments to participants and began recognizing benefit payments when paid. Prior to 1993, benefit payments were accrued as a liability of the Plan in the year the participant became eligible to take a distribution from the Plan. The change in accounting for benefit payments was adopted to conform with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans". The cumulative effect of this accounting change increased Net Assets Available for Plan Benefits at December 1, 1992, by $2,648,672.

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled
$1,193,227 at November 30, 1993.


11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:
                                                                       Money
                               Fixed        Equity       Company       Market
                                Fund         Fund       Stock Fun      Fund
                             ----------   -----------   ----------   ----------
Cash                            $55,952        $6,373       $4,535      $2,358
Receivables
     Contributions
       Participant                  (50)         (352)                   1,852
       Employer
     Interest                   729,175
Investments                   8,748,478       964,731      939,496     263,102
Notes payable
Interest payable

Net assets available
   for plan benefits         $9,533,555      $970,752     $944,031    $267,312

Changes in net assets available for plan benefits for the year ended
   November 30, 1993:
                                                                       Money
                                Fixed        Equity     Company        Market
                                 Fund         Fund     Stock Fund       Fund
                             ----------    ----------  ------------  ----------
ADDITIONS
Participants' contributions  $1,375,609      $159,976     $123,226     $84,168
Employer contributions
Interest income                 828,638           215          216         113
Dividend income                                30,076                    7,435
Net appreciation
  (depreciation) in fair
  value of investments                         74,888      374,608
Transfers from other plans      164,390         9,323        4,675       1,085
                              2,368,637       274,478      502,725      92,801

Transfers between funds         193,967       (49,320)     (46,771)    (36,907)

DEDUCTIONS
Withdrawal and termination
     distributions            3,088,695       176,553      161,004      84,625
Interest expense
Other expenses                    1,083
                              3,089,778       176,553      161,004      84,625

Net additions (deductions)     (527,174)       48,605      294,950     (28,731)
Net assets available for
  plan benefits, beginning
  of year                     8,978,442       799,906      606,653     222,373

Adjustment for change in
   accounting principle       1,082,287       122,241       42,428      73,670

Net assets available for
  plan benefits, end
  of year                    $9,533,555      $970,752     $944,031    $267,312

                                     13-1
/TABLE

11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits at November 30, 1993:
                                              The
                              The Common    Preferred
                              Stock ESOP   Stock ESOP    The Plan
                              ----------   ----------    --------
Cash                                $76       $(8,167)      $61,127
Receivables
     Contributions
       Participant                                            1,450
       Employer                 444,860        146,789      591,649
     Interest                                               729,175
Investments                   1,911,985     21,221,701   34,049,493
Notes payable                (1,673,160)   (17,532,791) (19,205,951)
Interest payable                (13,959)                    (13,959)

Net assets available
  for plan benefits            $669,802     $3,827,532  $16,212,984

Changes in net assets available for plan benefits for the year ended
  November 30, 1993:
                                              The
                             The Common     Preferred
                             Stock ESOP     Stock ESOP    The Plan
                             ----------     ----------    --------
ADDITIONS
Participants' contributions                              $1,742,979
Employer contributions         $535,145     $1,461,977    1,997,122
Interest income                     166          2,051      831,399
Dividend income                              1,663,259    1,700,770
Net appreciation
  (depreciation) in fair
  value of investments          805,987        110,513    1,365,996
Transfers from other plans                                  179,473
                              1,341,298      3,237,800    7,817,739

Transfers between funds          (3,864)       (57,105)

DEDUCTIONS
Withdrawal and termination
     distributions              173,833      1,687,798    5,372,508
Interest expense                104,665      1,487,452    1,592,117
Other expenses                                                1,083
                                278,498      3,175,250    6,965,708

Net additions (deductions)    1,058,936          5,445      852,031
Net assets available for
  plan benefits, beginning
  of year                      (456,236)     2,561,143   12,712,281

Adjustment for change in
accounting principle             67,102      1,260,944    2,648,672

Net assets available for
  plan benefits, end
  end of year                  $669,802     $3,827,532  $16,212,984

                                      13-2
/TABLE

11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS  (CONTINUED)

Net assets available for plan benefits at November 30, 1992:

                                                                       Money
                                Fixed        Equity      Company       Market
                                 Fund         Fund      Stock Fund      Fund
                               -------      --------    ----------     ------
Cash                              $185         $121          $85          $25
Receivables
     Contributions
       Participant              12,261        1,760          877        1,481
       Employer
     Interest                  587,802                                    740
Investments                  9,460,481      920,266      648,119      293,797
Notes payable
Withdrawal and termination
  distributions payable     (1,082,287)    (122,241)     (42,428)     (73,670)
Interest payable

Net assets available
  for plan benefits         $8,978,442     $799,906     $606,653     $222,373

Changes in net assets available for plan benefits for the year ended
  November 30, 1992:
                                                                     Money
                              Fixed        Equity      Company       Market
                               Fund         Fund      Stock Fund      Fund
                             -------       ------     ----------     ------
ADDITIONS
Participants' contribution  $1,561,790     $174,895     $149,536     $110,469
Employer contributions
Interest income                869,380          392          242          109
Dividend income                             101,386                    10,530
Net appreciation
  (depreciation) in fair
  value of investments          22,535     (194,288)
Transfers from other plan       17,033        6,433       14,108       11,702
                             2,448,203      305,641      (30,402)     132,810

Transfers between funds         73,208      (10,449)     (21,063)     (41,696)

DEDUCTIONS
Withdrawal and termination
     distributions           2,292,068      254,292      160,031      128,804
Interest expense
Other expenses                  36,506
                             2,328,574      254,292      160,031      128,804

Net additions (deductions)     192,837       40,900     (211,496)     (37,690)
Net assets available for
  plan benefits, beginning
  of year                    8,785,605      759,006      818,149      260,063

Net assets available for
  plan benefits,
  end of year               $8,978,442     $799,906     $606,653     $222,373

                                     14-1
/TABLE

11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)

Net assets available for plan benefits at November 30, 1992:
                                                           The
                               The NCC     The Common   Preferred
                                 Fund      Stock ESOP   Stock ESOP    The Plan
                               -------     ----------   ----------    --------
Cash                                             $55         $162         $633
Receivables
     Contributions
       Participant                                                      16,379
       Employer                              427,606       30,303      457,909
     Interest                                                          588,542
Investments                                1,283,970   22,992,500   35,599,133
Notes payable                             (2,079,280) (19,200,877) (21,280,157)
Withdrawal and termination
  distributions payable                      (67,101)  (1,260,945)  (2,648,672)
Interest payable                             (21,486)                  (21,486)

Net assets available for
  plan benefits                            $(456,236)  $2,561,143  $12,712,281

Changes in net assets available for plan benefits for the year ended
  November 30, 1992:
                                                          The
                               The NCC     The Common   Preferred
                                 Fund      Stock ESOP   Stock ESOP    The Plan
                               -------     ----------   ----------   ----------
ADDITIONS
Participants' contributions                                         $1,996,690
Employer contributions                      $537,548   $1,469,289    2,006,837
Interest income                 $39,341          288          204      909,956
Dividend income                                         1,786,103    1,898,019
Net appreciation
  (depreciation) in fair
  value of investment            11,009     (391,272)                 (552,016)
Transfers from other plans                                              49,276
                                 50,350      146,564    3,255,596    6,308,762

Transfers between funds

DEDUCTIONS
Withdrawal and termination
     distributions              859,818      214,824    1,484,254    5,394,091
Interest expense                             131,386    1,579,248    1,710,634
Other expenses                                                          36,506
                                859,818      346,210    3,063,502    7,141,231

Net additions (deductions)     (809,468)    (199,646)     192,094     (832,469)
Net assets available for
  plan benefits,
  beginning of year             809,468     (256,590)   2,369,049   13,544,750

Net assets available for
  plan benefits, end of year               ($456,236)  $2,561,143  $12,712,281

                                     14-2
/TABLE

11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS   (CONTINUED)

Net assets available for plan benefits at November 30, 1991:
                                                                               Money
                                      Fixed        Equity        Company       Market
                                      Fund          Fund       Stock Fund       Fund
                                      -----        ------      ----------      ------
Cash                                   $7,612        $1,478        $1,234          $752
Receivables
     Contributions
       Participant                     22,064         2,446         1,364         2,485
       Employer
     Interest                         420,094                                     1,095
     Receivable from other plans      732,612       146,569
Investments                         8,277,026       663,027       843,042       275,301
Notes payable
Withdrawal and termination
  distributions payable              (673,803)      (54,514)      (27,491)      (19,570)
Interest payable
Amounts due securities broker
Withholding tax payable

Net assets available for plan
     benefits                      $8,785,605      $759,006      $818,149      $260,063

Changes in net assets available for plan benefits for the year ended
  November 30, 1991:

                                                                                Money
                                      Fixed        Equity      Company          Market
                                      Fund          Fund       Stock Fund        Fund
                                     ------        ------      ----------       ------
ADDITIONS
Participants' contributions        $1,567,488      $172,149      $154,889      $124,692
Employer contributions
Interest income                       653,400           768           824           187
Dividend income                                      24,050        34,837        13,258
Net appreciation (depreciation)
  in fair value of investments                       50,324      (360,542)
Transfers from other plans          3,075,334       227,672       306,110        50,436
                                    5,296,222       474,963       136,118       188,573

Transfers between funds               130,668      (114,002)        9,207       (25,873)

DEDUCTIONS
Withdrawal and termination
     distributions                  1,661,171       134,415       183,744        40,087
Interest expense
                                    1,661,171       134,415       183,744        40,087

Net additions (deductions)          3,765,719       226,546       (38,419)      122,613
Net assets available for plan
  benefits, beginning of year       5,019,886       532,460       856,568       137,450

Net assets available for plan
  benefits, end of year            $8,785,605      $759,006      $818,149      $260,063

                                     15-1
/TABLE

11.  ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
     NET ASSETS AVAILABLE FOR PLAN BENEFITS   (CONTINUED)

Net assets available for plan benefits at November 30, 1991:
                                                                   The
                                     The NCC     The Common     Preferred
                                      Fund       Stock ESOP    Stock ESOP      The Plan
                                     -------     ----------    ----------      --------
Cash                                                   $344        $6,363       $17,783
Receivables
     Contributions
       Participant                                                               28,359
       Employer                                     375,681        25,000       400,681
     Interest                                                                   421,189
     Receivable from other plans                                                879,181
Investments                          $809,468     1,855,929    23,320,600    36,044,393
Notes payable                                    (2,462,400)  (20,746,472)  (23,208,872)
Withdrawal and termination
  distributions payable                                          (225,550)   (1,000,928)
Interest payable                                    (26,144)                    (26,144)
Amounts due securities broker                                        (998)         (998)
Withholding tax payable                                            (9,894)       (9,894)

Net assets available for plan
     benefits                        $809,468     $(256,590)   $2,369,049   $13,544,750

Changes in net assets available for plan benefits for the year ended
  November 30, 1991:
                                                                   The
                                     The NCC     The Common     Preferred
                                      Fund       Stock ESOP    Stock ESOP     The Plan
                                     -------     ----------    ----------     --------
ADDITIONS
Participants' contributions                                                  $2,019,218
Employer contributions                             $480,683    $1,315,918     1,796,601
Interest income                       $48,453         3,149           422       707,203
Dividend income                                      89,674     1,831,200     1,993,019
Net appreciation (depreciation)
  in fair value of investments         31,836      (646,144)          (48)     (924,574)
Transfers from other plans                                                    3,659,552
                                       80,289       (72,638)    3,147,492     9,251,019

Transfers between funds

DEDUCTIONS
Withdrawal and termination
  distributions                        28,246        85,408       754,303     2,887,374
Interest expense                                    179,712     1,690,020     1,869,732
                                       28,246       265,120     2,444,323     4,757,106

Net additions (deductions)             52,043      (337,758)      703,169     4,493,913
Net assets available for plan
  benefits, beginning of year         757,425        81,168     1,665,880     9,050,837

Net assets available for plan
  benefits, end of year              $809,468     ($256,590)   $2,369,049   $13,544,750

                                     15-2
/TABLE

                          RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                         OF TOKHEIM CORPORATION AND SUBSIDIARIES
                     ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
                                 AS OF NOVEMBER 30, 1993



                                         Shares or                   Fair or
                                         Principal                  Contract
Description                               Amount        Cost          Value
- ---------------------------------------  ---------   ----------    -----------
Fixed Fund
    Lincoln National Life Insurance Co.
       Guaranteed Investment Contracts
       8.81%, due May 1, 1994          $  885,774      $885,774       $885,774
       9.46%, due May 1, 1995          $1,026,702     1,026,702      1,026,702
       9.56%, due May 1, 1995          $2,072,110     2,072,110      2,072,110
       8.20%, due May 1, 1996          $2,008,001     2,008,001      2,008,001

    Allstate Life Insurance Co.
       Guaranteed Investment Contracts
       8.54%, due May 1, 1997          $1,587,426     1,587,426      1,587,426
       7.45%, due July 31, 1998        $  925,527       925,527        925,527

    Fort Wayne National Bank
       Temporary CD Fund               $   32,600        32,600         32,600
    Loans to participants, 9.00% to
       12.5%, due December 6,
       1993, through May 30, 2002      $  210,338       210,338        210,338
          Sub-Total                                   8,748,478      8,748,478

Equity Fund
    Massachusetts Capital Development      78,079       897,758        961,931
    Fort Wayne National Bank Temporary
       CD Fund                         $    2,800         2,800          2,800
          Sub-Total                                     900,558        964,731

Company Stock Fund
    Tokheim Corporation Common Stock       82,426     1,256,161        937,596
    Fort wayne National Bank Temporary
       CD Fund                         $    1,900         1,900          1,900
          Sub-Total                                   1,258,061        939,496

                                      16
/TABLE

                          RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                         OF TOKHEIM CORPORATION AND SUBSIDIARIES
                      ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
                                  AS OF NOVEMBER 30, 1993
                                        (Continued)


                                         Shares or                   Fair or
                                         Principal                  Contract
Description                               Amount        Cost          Value
- ---------------------------------------  ---------   ----------    -----------
Money Market Fund
    Federated Money Market Trust        $ 262,711     $262,711        $262,711
    Loans to participants, 9.0%
       due July 10, 1996                $     391           391            391
          Sub-Total                                     263,102        263,102

The Common Stock ESOP
    Tokheim Corporation Common Stock      191,493     3,539,185      1,911,785
    Fort Wayne National Bank Temporary
       CD Fund                          $     200           200            200
          Sub-Total                                   3,539,385      1,911,985

The Preferred Stock ESOP
    Tokheim Corporation Convertible
       Preferred Stock                    848,432    21,210,800     21,210,800
    Fort Wayne National Bank Temporary
       CD Fund                          $  10,900        10,901         10,901
          Sub-Total                                  21,221,701     21,221,701

    Total Investments                               $35,931,285    $34,049,493

                                      17
/TABLE

                                            RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                                           OF TOKHEIM CORPORATION AND SUBSIDIARIES
                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED NOVEMBER 30, 1993


                                                                                     Current
                                                                                      Value
                                                                                     of Asset     Net
Identity of Party      Description of               Purchase   Selling     Cost of   on Tran.    Gains
 Involved               Transaction                   Price     Price       Asset      Date     (Losses)
- ---------------------- -------------------------    --------   --------   --------   --------   --------

Series of transactions in one security in excess of 5% of current value of plan assets
Lincoln National Life  Guaranteed Investments
   Insurance Company     Contracts
                       Aggregate of 6 Purchases       582,955                          582,955
                       Aggregate of 24 Sales                   1,876,724   1,876,724

Tokheim Corporation    Common Stock
                       Aggregate of 32 Purchases    1,573,791                        1,573,791
                       Aggregate of 101 Sales                  1,855,273   2,231,680            (293,520)

Tokheim Corporation    Preferred Stock
                       Aggregate of 5 Sales                    1,781,100   1,781,100

Allstate Life          Guaranteed Investments
   Insurance Company     Contracts
                       Aggregate of 11 Purchases    1,845,634                         1,845,634
                       Aggregate of 8 Sales                    1,283,779   1,283,779

Fort Wayne National    Certificates of Deposit
   Bank                Aggregate of 391 Purchases   1,238,900                         7,238,900
                       Aggregate of 167 Sales                  7,250,500   7,250,500

                                           18